Pricing Term Sheet
Dated January 11, 2018

Filed pursuant to Rule 433
Registration Statement No. 333-218535
 Supplementing the Preliminary
Prospectus Supplement dated January 11, 2018
(the “Preliminary Prospectus Supplement”)

Exact Sciences Corporation
Offering of

$600,000,000 Aggregate Principal Amount of
1.0% Convertible Senior Notes due 2025

The information in this pricing term sheet should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein and the related base prospectus (the “Base Prospectus”), dated January 11, 2018, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended.  This pricing term sheet supplements and, to the extent of a conflict, supersedes the information in the Preliminary Prospectus Supplement, the Base Prospectus and the documents incorporated by reference therein.  As used in this pricing term sheet, “we,” “our” and “us” refer to Exact Sciences Corporation and not to its subsidiaries.

Issuer:	Exact Sciences Corporation, a Delaware corporation.

Notes:	1.0% Convertible Senior Notes due 2025 (the “Notes”).

Principal Amount:	$600,000,000 (or, if the underwriter fully exercises its option to purchase additional Notes, $690,000,000) aggregate principal amount of Notes.

Ticker / Exchange for Common Stock:	EXAS / NASDAQ Capital Market (“NASDAQ”).

Last Reported Sale Price of Common Stock on NASDAQ on January 11, 2018:	$55.06 per share of our common stock (the “Common Stock”).

Maturity Date:	January 15, 2025, unless earlier repurchased or converted.

Interest:	1.0% per year, payable semi-annually in arrears on January 15 and July 15 of each year, beginning July 15, 2018.

Conversion Premium:	Approximately 37.0% above the Last Reported Sale Price of Common Stock on NASDAQ Capital Market on January 11, 2018.

Initial Conversion Price:	Approximately $75.43 per share of Common Stock, subject to adjustment.

Initial Conversion Rate:	13.2569 shares of Common Stock per $1,000 principal amount of Notes, subject to adjustment.

Fundamental Change Repurchase Right of Holders:

If we undergo a “fundamental change” (as defined in the Preliminary Prospectus Supplement under “Description of the Notes—Fundamental Change Put”), each holder of the Notes will have the option to require us to repurchase all or any portion of such holder’s Notes. The fundamental change repurchase price will be 100% of the principal amount of the Notes to be repurchased plus any accrued and unpaid interest to, but not including, the fundamental change repurchase date. Any Notes repurchased by us will be paid in cash.

CUSIP Number:	30063P AA3

ISIN:	US30063PAA30

Pricing Date:	January 11, 2018.

Trade Date:	January 12, 2018.

Settlement Date:	January 17, 2018.

Denomination:	$1,000 and integral multiples thereof

Price at Issuance:	98.75%, plus accrued interest, if any, from the Settlement Date

Use of Proceeds:

We estimate that the gross proceeds from the sale of the Notes will be $592,500,000.

We intend to use the net proceeds from this offering for general corporate and working capital purposes. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Sole Book-Running Manager:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Adjustment to Conversion Rate Upon a Make-Whole Fundamental Change:

If the effective date (as defined in the Preliminary Prospectus Supplement) of a make-whole fundamental change (as defined in the Preliminary Prospectus Supplement) occurs prior to the maturity date of the Notes and a holder elects to convert its Notes in connection with such make-whole fundamental change, we will increase the conversion rate by a number of additional shares. If holders of our Common Stock receive only cash in a make-whole fundamental change, the price paid (or deemed paid) per share will be the cash amount paid per share. Otherwise, the price paid (or deemed paid) per share will be equal to the average of the closing sale prices of our Common Stock over the five trading day period ending on, and including, the trading day immediately preceding the effective date of such make-whole fundamental change.

The following table shows what the make-whole premium would be for each stock price and effective date set forth below, expressed as additional shares of Common Stock per $1,000 principal amount of Notes.

	Stock Price
Effective date	$55.06	$60.00	$67.00	$75.43	$85.00	$100.00	$120.00	$140.00	$160.00	$180.00	$200.00	$250.00	$325.00
January 17, 2018	4.9051	4.1763	3.3763	2.6660	2.0835	1.4688	0.9716	0.6716	0.4791	0.3496	0.2589	0.1254	0.0104
January 15, 2019	4.9051	4.1495	3.3207	2.5906	1.9978	1.3808	0.8918	0.6036	0.4226	0.3033	0.2214	0.1039	0.0089
January 15, 2020	4.9051	4.1235	3.2579	2.5027	1.8969	1.2776	0.7997	0.5264	0.3598	0.2528	0.1811	0.0816	0.0069
January 15, 2021	4.9051	4.0745	3.1643	2.3798	1.7612	1.1440	0.6853	0.4342	0.2873	0.1963	0.1372	0.0587	0.0049
January 15, 2022	4.9051	3.9833	3.0172	2.1989	1.5693	0.9648	0.5410	0.3244	0.2053	0.1354	0.0920	0.0370	0.0030
January 15, 2023	4.9051	3.8285	2.7825	1.9210	1.2865	0.7184	0.3613	0.1997	0.1196	0.0762	0.0505	0.0193	0.0014
January 15, 2024	4.9051	3.5832	2.3855	1.4513	0.8351	0.3767	0.1553	0.0776	0.0451	0.0288	0.0194	0.0074	0.0005
January 15, 2025	4.9051	3.4097	1.6685	0.0004	—	—	—	—	—	—	—	—	—

The exact stock price and effective date may not be set forth in the table above, in which case, if the stock price is:

•                  between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates based on a 360-day year;

•                  greater than $325.00 per share (subject to adjustment in the same manner and at the same time as the stock prices in the table above), we will not increase the conversion rate;

•                  less than $55.06 per share (subject to adjustment in the same manner and at the same time as the stock prices in the table above), we will not increase the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of our Common Stock issuable upon conversion exceed 18.1620 shares per $1,000 principal amount of Notes, subject to adjustment in the same manner and at the same time as the conversion rate.

* * *

The issuer has filed a registration statement including a prospectus and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling BofA Merrill Lynch at 1-800-294-1322.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.